Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

Results of operations – management’s discussion & analysis

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended September 30, 2015, and 2014:

	2015		2014
	$ million	% of total	$ million	% of total
Time charter-fixed rate	38.5	27%	42.3	35%
Time charter-variable rate (profit-share)	19.5	14%	14.6	12%
Voyage charter-spot market	75.6	53%	55.0	46%
Voyage charter-contract of affreightment	6.7	5%	7.6	6%
Pool arrangement	1.4	1%	1.4	1%

Total voyage revenue	141.7	100%	120.9	100%

Voyage revenue earned for the nine months ended September 30, 2015, and 2014:

	2015		2014
	$ million	% of total	$ million	% of total
Time charter-fixed rate	120.0	27%	122.9	34%
Time charter-variable rate (profit-share)	62.5	14%	42.3	12%
Voyage charter-spot market	238.1	54%	167.6	46%
Voyage charter-contract of affreightment	17.4	4%	25.9	7%
Pool arrangement	6.6	1%	4.9	1%

Total voyage revenue	444.6	100%	363.6	100%

Voyage revenue earned during the three months ended September 30, 2015 was $141.7 million compared to $120.9 million, or 17.2% higher than during the three months ended September 30, 2014. The increase was mostly due to having more of our vessels trading in a strong spot market arising from increased demand for crude tankers as a result of the fall in the crude oil prices, the high volumes of production, as well as the relatively limited global fleet growth.

During the third quarter of 2015, the Company operated on average 48.3 vessels, while during the third quarter of 2014, the Company operated an average of 49.9 vessels. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the third quarter of 2015 was 97.0% compared to 97.4% in the third quarter of 2014. The days lost in the third quarter of 2015 relate mostly to the dry-dockings of the handymax tanker Afrodite, the aframax tankers Sapporo Princess and Uraga Princess, and the suezmax tanker Eurochampion. The days lost in the third quarter of 2014 relate to the dry-docking of the handysize tanker Didimon, the panamax tanker Chantal and the aframax tanker Ise Princess.

Operating days on pure time-charter without profit-share arrangements decreased by 486 days or 26% between the third quarters of 2015 and 2014, and the amount of revenue earned under this type of employment decreased by 9%. There was a 4.8% increase in the number of days utilized in time-charter with profit-share arrangements, which totaled 868 compared to 828 in the third quarter of 2014, while revenue earned in profit share arrangements increased by 33.6%. During the third quarter of 2015, vessels on profit-share arrangements earned a profit share due to an improvement in the market, while in the third quarter of 2014 vessels on profit-share arrangements earned only a small profit share arising from a restrained market. Due to management’s decision to exploit the burgeoning crude tanker market, the number of days in the third quarter of 2015 that vessels were employed on spot, contract of affreightment and pool voyages increased by 16.1% to 2,067 days, compared to the 1,780 days in the third quarter of 2014, while revenue earned for these categories increased by 30.8%.

Average daily TCE rates earned for the three and nine month periods ended September 30, 2015, and 2014 were:

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$
LNG carrier	78,488	78,488	78,488	78,156
VLCC	52,938	20,213	47,179	20,213
Suezmax	29,659	21,378	31,641	20,989
DP2 shuttle	54,057	45,473	48,365	45,472
Aframax	26,096	15,070	28,712	18,247
Panamax	16,191	14,482	15,145	13,846
Handymax	16,786	14,060	15,380	14,003
Handysize	17,541	11,426	18,382	12,597

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days. As from the first quarter of 2015, TCE rate commissions are included in voyage expenses in order to be consistent and comparable to other reporting entities within the peer group of tanker companies. Prior year’s third quarter and first nine-month data has been adjusted accordingly.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Voyage revenues	$141,736	$120,881	$444,623	$363,565
Less: Voyage expenses	(31,869)	(38,402)	(101,667)	(116,178)

Time charter equivalent revenues	$109,867	$82,479	$342,956	$247,387

Divided by: net earnings (operating) days	4,315	4,474	13,227	12,996
Average TCE per vessel per day	$25,462	$18,435	$25,928	$19,036

The third quarter is traditionally the lowest demand quarter for energy transportation in any given year. However, despite some softening of rates during August and early September due to refinery maintenance and seasonal factors, tanker freight rates in the third quarter remained relatively strong and resulted in earnings considerably in excess of the prior third quarter. All crude and product carrier categories earned higher revenue than in the third quarter of 2014, with suezmax and aframax tankers especially earning well in the spot market.

During the nine months ended September 30, 2015, voyage revenues were at $444.6 million compared to $363.6 million achieved in the nine months ended September 30, 2014. Hire rates were stronger for our crude carriers, while our product carriers made some modest recovery. For the first nine months of 2015, on average 49.4 vessels were operated compared to 48.7 vessels in the first nine months of 2014. In July 2015, the Company sold two vessels, the handysize tanker Delphi and the suezmax tanker Triathlon, the impact of which is offset in the nine-month period by the delivery of the suezmax tankers Eurovision and Euro in mid-2014. For the nine-month periods, the utilization achieved was 98.0% for 2015 compared to 97.8% for 2014.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. As from the first quarter of 2015 commissions on revenue are included in voyage expenses, in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. They are borne by the Company for all types of charter.

Voyage expenses for the three months ended September 30, 2015, and 2014 are as follows:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2015	2014		2015	2014
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	15.7	24.4	(35.7)%	7,791	14,462	(46.1)%
Port and other expenses	10.7	9.4	13.8%	5,306	5,584	(4.9)%
Commissions	5.5	4.6	19.6%	2,703	2,704	(0.0)%

Total	31.9	38.4	(16.9)%	15,800	22,750	(30.5)%

Voyage expenses for the nine months ended September 30, 2015, and 2014:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2015	2014		2015	2014
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Bunker expenses	51.3	70.9	(27.6)%	8,909	14,586	(38.9)%
Port and other expenses	33.2	31.6	5.1%	5,764	6,490	(11.2)%
Commissions	17.2	13.7	25.5%	2,992	2,809	6.5%

Total	101.7	116.2	(12.5)%	17,665	23,885	(26.0)%

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. The number of days that vessels were employed on these types of charter in the third quarter of 2015 was 2,017 compared to 1,688 days in the third quarter of 2014, a 19.5% increase. In the first nine months of 2015, there was an 18.3% increase to 5,755 days from 4,864 days in the first nine months of 2014. Voyage expenses were $31.9 million during the quarter ended September 30, 2015, compared to $38.4 million during the prior year’s third quarter, a 16.9% decrease. Bunkering expenses have decreased between the third quarter of 2015 and 2014 due to the fall in bunker prices by 52.2%, which are off-set by an increase of 26.9% in the volume of bunker purchases, as a result of the increased days the vessels were operating in types of employment bearing voyage expenses. In the nine-month period ended September 30, 2015, the volume of bunkers consumed increased by 30.0% for the same reason, whereas the average price paid for bunkers decreased by 48.9%, being the single most important reason for the overall decline in voyage expenses despite having more vessels in the fleet trading in the spot market. Port and other expenses increased by 13.8% between the three-month periods, as a result of increased participation in the spot market, offset by the impact of the strong dollar on purchases in the various ports visited in the corresponding three-month periods. In the nine-month periods, port and other expenses increased by 5.1%. However, on a per relevant vessel basis their average daily cost decreased by 11.2%.

Commissions amounted to $5.5 million, or 3.9% of revenue from vessels, during the quarter ended September 30, 2015, compared to $4.6 million, or 3.8% of revenue, for the quarter ended September 30, 2014. For the nine-month period ended September 30, 2015, commissions amounted to $17.2 million, or 3.9% of revenue, compared to $13.7 million, or 3.8% of revenue, for the same period in 2014. The overall increase during the respective nine-month periods was due to increased revenue, with commission rates on average remaining at the same levels.

Vessel operating expenses

Operating expenses for the three months ended September 30, 2015, and 2014:

	Operating expenses			Average daily operating expenses per vessel
	2015	2014		2015	2014
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	20.0	21.4	(6.5)%	4,505	4,659	(3.3)%
Insurances	3.8	3.9	(2.6)%	853	843	1.2%
Repairs and maintenance, and spares	5.5	4.6	19.6%	1,242	999	24.3%
Stores	2.3	2.5	(8.0)%	518	534	(3.0)%
Lubricants	1.4	1.6	(12.5)%	306	348	(12.1)%
Other (quality and safety, taxes, registration fees, communications)	2.9	3.2	(9.4)%	642	712	(9.8)%
Foreign currency (gains)/losses	0.0	(0.4)	(100)%	4	(88)	(104.5)%

Total	35.9	36.8	(2.4)%	8,070	8,007	0.8%

Earnings capacity days				4,447	4,593

Operating expenses for the nine months ended September 30, 2015, and 2014:

	Operating expenses			Average daily operating expenses per vessel
	2015	2014		2015	2014
	$ million	$ million	increase/ (decrease)	$	$	increase/ (decrease)
Crew expenses	61.3	64.3	(4.7)%	4,541	4,836	(6.1)%
Insurances	11.6	11.5	0.9%	858	864	(0.7)%
Repairs and maintenance, and spares	16.1	13.0	23.8%	1,192	978	21.9%
Stores	6.7	6.7	0.0%	500	506	(1.2)%
Lubricants	5.0	4.8	4.2%	370	361	2.5%
Other (quality and safety, taxes, registration fees, communications)	8.5	8.3	2.4%	633	620	2.1%
Foreign currency (gains)/losses	(0.2)	(0.4)	(50.0)%	(17)	(27)	(37.0)%

Total operating expenses	109.0	108.2	0.7%	8,077	8,138	(0.7)%

Earnings capacity days				13,497	13,295

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses such as quality and safety, tonnage tax, registration fees and communications costs. As from January 1, 2015, foreign currency gains or losses, previously shown as a separate line item in the statement of comprehensive income, are included in the operating expenses line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Vessel operating expenses are borne by the Company for all vessels of the fleet during the third quarters and first nine-months of 2015 and 2014. Total operating costs were $35.9 million during the quarter ended September 30, 2015 as compared to $36.8 million during the third quarter of 2014, a decrease of 2.4%. The decrease is mainly due to the disposal of the two vessels, Delphi and Triathlon. Earnings capacity days for the three-month period ended September 30, 2015, totaled 4,447 days compared to 4,593 days in the third quarter of 2014, due to sale of vessels as mentioned above. For the nine-month period ended September 30, 2015, there were 13,497 earnings capacity days compared to 13,295 days in the nine-month period ended September 30, 2014, an increase of 202 days.

The exchange rate of the U.S. dollar against the Euro saw a 16% strengthening of the dollar between the equivalent three month periods, while it was on average stronger by nearly 18% in the first nine months of 2015, compared to the first nine months of 2014. The fluctuations in the U.S. dollar/Euro exchange rate mainly impact crew costs, as most of the Company’s crew expenses, relating mainly to Greek vessel officers, are paid in Euro. For the three month period ended September 30, 2015, crew costs decreased by 6.5%, and for the nine month period ended September 30, 2015, crew costs decreased by 4.7%, mainly due to changes in the composition of the crew and the strengthening of the U.S. dollar against the Euro. Insurance costs decreased for the third quarter of 2015 compared to the respective period of 2014, due to the reduced number of vessels.

Repairs, spares and maintenance expenses were significantly higher in the third quarter of 2015 compared to the third quarter of 2014. In the third quarter of 2015, four vessels underwent dry-docking, the handymax Afrodite, the suezmax Eurochampion, and the aframaxes Sapporo Princess and Uraga Princess whereas in the third quarter of 2014, the handysize product carrier Didimon, the panamax Chantal and the aframax Ise Princess, underwent dry-docking. In the first nine months of 2015, eight vessels underwent dry-docking compared to six during the respective period of 2014.

Depreciation and Amortization of deferred charges

As from January 1, 2015, depreciation and amortization of deferred dry-docking costs are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Prior year comparable figures have been amended accordingly. Depreciation and amortization charges totaled $26.1 million in the third quarter of 2015 compared to $26.5 million in the third quarter of 2014, a 1.5% decrease. Depreciation amounted to $24.7 million in the third quarter of 2015 and $25.1 million in the third quarter of 2014, the decrease being mainly due to the sale of the 2002-built suezmax tanker, Triathlon and the 2004-built handysize product carrier Delphi. For the first nine months of 2015, depreciation was $74.4 million compared to $72.7 million in the first nine months of 2014, a 2.3% increase, primarily due to the addition of the two suezmax tankers Euro and Eurovision in mid-2014. Amortization of deferred dry-docking charges was $1.4 million both during the third quarter of 2015 and the respective prior year quarter. For the nine month period ended September 30, 2015 and 2014, amortization of deferred charges was $5.0 million and $4.0 million, respectively. The increase in the nine month period is partly due to the extra vessel dry-docked in the third quarter of 2015 compared to the equivalent quarter of 2014, but primarily due to the immediate write-off of $0.8 million deferred charges relating to the product carrier Delphi which was accounted for as held for sale at June 30, 2015, and sold in mid-July 2015.

Impairment

In the first nine months of 2015, vessel values had improved over values determined in prior periods. Thirty-four of our vessels had carrying values in excess of their market values at September 30, 2015. However, the Company’s impairment tests did not indicate that an impairment charge was required for any vessel of the fleet at September 30, 2015. No impairment charge was required as at December 31, 2014.

General and administrative expenses

As from January 1, 2015, Management fees, administrative expenses and Management incentive award are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Management fees totaled $4.1 million during the quarter ended September 30, 2015, compared to $4.2 million for the quarter ended September 30, 2014, a 2.4% decrease mainly due to the sale of two vessels in the early part of the third quarter of 2015. For the nine months ended September 30, 2015, management fees were $12.5 million compared to $12.3 million in the first nine months of 2014, a 1.6% increase. The increase is due to the addition of the Euro and Eurovision in mid-2014.

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fees pay for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. There has been no increase in management fees payable to the management company in 2014 and 2015.

In the first nine months of 2015, all the vessels in the fleet have been managed by TCM, apart from the LNG carrier Neo Energy, the VLCC Millennium and the suezmax Eurochampion 2004, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Millennium are $27,500 per month, of which $13,560 are payable to the management company and $13,940 are payable to a third-party manager. Management fees for Eurochampion 2004 are $27,500 per month, of which $15,500 are payable to the management company and $12,000 are payable to a third party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Such expenses were $0.6 million and $1.0 million during the quarters ended September 30, 2015 and 2014, respectively, the decrease being due to lower professional fees and directors’ and officers’ insurance premiums. For the nine months ended September 30, 2015 and 2014, general and administrative expenses were $3.0 million and $3.3 million, respectively.

Following the 2014 restoration of profitability, the Board of Directors decided to reward the management company with an award of $1.1 million based on various criteria included in a new management incentive award program, approved by the Board of Directors in May 2015, which is included in General and administrative expenses in the statement of comprehensive income for first quarter of 2015 and for the first nine months of 2015. There was no incentive award based on 2015 profitability accounted for within the third quarter of 2015 or in the first nine months of 2015. However, such a payment for 2015 will be considered by the Board of Directors after the results for the full year 2015 are known.

General and administrative expenses plus the management fees and any incentive award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,079 for the third quarter of 2015, compared to $1,161 in the third quarter of 2014. The decrease is due to lower management fees and administrative expenses. For the respective nine month periods, the daily overhead per vessel was $1,234 and $1,179 mainly due to the incentive award accounted for in the first quarter of 2015.

Operating income

Income from vessel operations was $45.1 million during the third quarter of 2015, compared to $13.8 million during the third quarter of 2014. During the first nine months of 2015, income from vessel operations was $140.0 million compared to $46.8 million during the first nine months of 2014.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Interest on loans	$7.1	$7.4	$21.4	$24.0
Interest rate swaps cash settlements	1.1	0.4	3.2	3.6

Total interest	8.2	7.8	24.6	27.6
Less: Interest capitalized	(0.9)	(0.6)	(2.3)	(1.8)

Interest expense, net	7.3	7.2	22.3	25.8
Change in fair value of interest rate swaps	(0.1)	0.3	(0.9)	(1.2)
Bunker hedging instruments cash settlements	2.1	0.1	6.7	0.1
Change in fair value of bunker hedging instruments	(1.3)	1.3	(5.6)	1.5
Other finance costs	0.3	0.4	2.2	1.2
Gain on the prepayment of a loan, net	(3.2)	—	(3.2)	—

Net total	$5.1	$9.3	$21.5	$27.4

Interest and finance costs were $5.1 million for the third quarter of 2015, compared to $9.3 million for the quarter ended September 30, 2014, a 45.2% decrease, which is mainly attributable to the net gain of $3.2 million from the prepayment of a loan that was approaching maturity. Loan interest (excluding the impact of interest rate swaps) in the third quarter 2015 decreased by 4.1% to $7.1 million from $7.4 million in the third quarter of 2014. The average balance of outstanding debt was $1,367 million for the third quarter of 2015, compared to $1,418 million for the previous year’s third quarter and the average loan interest remained relatively stable for the third quarter of 2015 and 2014. Interest paid on hedging and non-hedging swaps amounted to $1.1 million in the third quarter of 2015 compared to $0.4 million in the third quarter of 2014, mainly due to an additional swap which became effective in March 2015 and had settlement date within the third quarter. As a result, the average all-in loan finance cost in the third quarter of 2015, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 2.3% compared to 2.2% in the previous year’s third quarter.

For the nine months ended September 30, 2015, interest and finance costs were $21.5 million compared to $27.4 million in the prior year period, a 21.5% decrease. Loan interest decreased to $21.4 million from $24.0 million due to a 11.9% decrease in the average interest rates, although the average amount of outstanding debt increased by 1.4%. The decrease in loan interest is mainly due to a reduction of loan interest as a result of lower average loans outstanding and because compliance with covenants was restored and margins reverted to prior lower levels. Interest paid on hedging and non-hedging swaps decreased to $3.2 million from $3.6 million in the prior year’s first nine months. The average all-in loan finance cost in the first nine months of 2015, taking account of net swap interest paid on hedging and non-hedging interest rate swaps, was 2.3% compared to 2.7% in the previous year’s first nine months.

There was a non-cash positive movement of less than $0.1 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the third quarter of 2015, compared to a negative movement of $0.3 million in the third quarter of 2014. In the nine months to September 30, 2015, there was a positive movement of $0.9 million compared to a positive movement of $1.2 million for the first nine months of 2014.

Other finance costs include amortization of deferred loss on de-designated financial instruments, amortization of loan fees and other loan charges. The amortization of loan fees amounted to $0.3 million in both the third quarter of 2015 and the third quarter of 2014. For both the respective nine-month periods, an amount of $0.9 million of loan expenses was amortized.

There was a cash settlement of $2.1 million on non-hedging bunker swaps in the third quarter of 2015, offset by a positive change of $1.3 million on the fair market value of the same bunker swaps. For the first nine months of 2015, total cash paid on the bunker hedges totaled $6.7 million and positive movements on bunker swaps totaled $5.6 million, while in the first nine months of 2014, swap cash payments were insignificant and with negative fair market value amounting to $1.5 million.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the third quarter of 2015, capitalized interest amounted to $0.9 million, compared to $0.6 million in the third quarter of 2014. For the first nine months of 2015 and 2014, capitalized interest was $2.3 million and $1.8 million, respectively. The increase is due to the addition of one shuttle tanker, two LR1s and the two VLCCs to the newbuilding program during the first nine months of 2015.

Interest income

Total income derived from bank deposits was $0.1 million during the third quarter of 2015 and $0.2 million during the quarter ended September 30, 2014. In the first nine months of 2015 and 2014, interest income was $0.2 million and $0.3 million, respectively. The decrease is mainly due to lower interest rates earned.

Net income attributable to the non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. The income attributable to the non-controlling interest in the third quarter of 2015 was $0.1 million compared to a loss attributable of less than $0.03 million in the third quarter 2014. For the nine months ended September 30, 2015, the income attributable to the non-controlling interest amounted to $0.1 million compared to a less than $0.05 million loss attributable in the first nine months of 2014. The net loss in both the three and nine month periods of 2014 is mainly due to the fact that there were increased repairs and maintenance.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended September 30, 2015, was $40.0 million, or $0.42 earnings per share, taking into account the cumulative preferred dividends of $3.97 million compared to $5.2 million, or $0.04 per share basic and diluted, for the quarter ended September 30, 2014, taking into account the cumulative preferred dividend of $2.1 million. Net income attributable to Tsakos Energy Navigation Limited for the nine months ended September 30, 2015, was $118.6 million, or $1.28 per share basic and diluted, taking into account the cumulative dividend of $9.47 million on our preferred shares, compared to the nine months ended September 30, 2014, a net income of $20.0 million, or $0.18 per share basic and diluted, taking into account the cumulative dividend of $6.3 million on our preferred shares.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel acquisitions will require us to expend cash in 2015 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels and the refinancing of vessels where the initial loan has matured.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2016, our financial resources, including the cash expected to be generated within the next twelve months, will be sufficient to meet our liquidity and working capital needs through September 30, 2016, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) at September 30, 2015 and December 31, 2014 amounted to a deficit of $63.9 million and $49.8 million respectively. The deficit is mainly due to loan facilities which will reach their maturity in December 2015, January 2016 and September 2016, and require balloon payments of $163.7 million in aggregate, and the loan balance of $52.2 million relating to the pre-delivery financing of the LNG carrier Maria Energy. Arrangements are in progress to refinance a large part of these loans, which as they will be longer-term will contribute, with increasing cash balances, to reducing the deficit at the end of 2015. Non-restricted cash balances at September 30, 2015, were $280.5 million compared to $202.1 million at December 31, 2014.

Net cash provided by operating activities was $69.0 million in the quarter ended September 30, 2015, compared to $33.9 million in the previous year’s third quarter. For the nine month respective periods, net cash from operating activities was $166.5 million in 2015, compared to $60.8 million in the first nine months of 2014. The increase in both periods was due to the significant increase in revenue arising from the strong freight market as discussed further above.

In addition, there was a significant decrease in the amount of receivables due from charterers in the quarter ended September 30, 2015, which amounted to $13.6 million as a result of improved collectability of amounts due to the Company.

Expenditure incurred for dry-dockings and special survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the third quarter of 2015, an amount of $2.6 million was paid on the dry-dockings of the aframax tanker Sapporo Princess, the suezmax tanker Eurochampion and the handymax tanker Afrodite, while payments totaling $2.3 million were paid on the dry-docking of the handysize tanker Didimon, the panamax tanker Chantal and the aframax tanker Ise Princess in the third quarter of 2014. For the nine months periods, $5.4 million was paid in 2015 for eight dry-dockings compared to $4.5 million for six dry-dockings in the previous year’s first nine months.

Net cash used in investing activities was $14.9 million for the quarter ended September 30, 2015, and $108.5 million for the quarter ended September 30, 2014. In the third quarter of 2015, $56.9 million was paid relating to the newbuilding program and a further $0.7 million for additions and improvements to existing vessels. In the third quarter of 2014, $48.2 million was paid in relation to the newbuilding program, while net funds for the acquisition of the suezmax Euro amounted to $59.5 million and $0.8 million were paid for additions and improvements to existing vessels. In the first nine months of 2015, $131.7 million related to the newbuilding program, while the additions and improvements to existing vessels amounted to $2.6 million. In the first nine months of 2014, vessel acquisitions and improvements amounted to $122.7 million, including the payment for the acquisition of the suezmaxes Euro and Eurovision, and $1.0 million for additions and improvements to existing vessels. A further $96.6 million was paid on the newbuilding program.

During the quarter ended September 30, 2015, net proceeds from the sale of the suezmax tanker Triathlon amounted to $27.9 million and from the sale of the handysize Delphi amounted to $14.9 million. There was no vessel sales in the quarter ended September 30, 2014.

There were one LNG carrier, nine aframaxes, one DP2 suezmax shuttle tanker and two LR1 product carriers and two VLCC tankers under construction as at September 30, 2015. On July 10, 2015, the Company agreed to acquire two suezmax tankers built in 2009 and 2012 respectively. The total contracted amount plus the extra costs agreed for the fifteen vessels and the two second hand suezmax tankers is $1,201.5 million and until September 30, 2015, we had made progress payments of $323.5 million (including $147.1 million which was financed by bank loans). Scheduled remaining yard installments in the remainder of 2015 amount to $24.7 million and an amount of $57.0 million was scheduled for payment in the fourth quarter of 2015 relating to the purchase price of one of the two suezmax tankers, Pentathlon, which was delivered on November 5, 2015. Scheduled installments for 2016 are $577.0 million and for 2017 are $219.3 million. Pre- and post- delivery financing has been arranged for the nine aframaxes, the two LR1 product carriers, the shuttle tanker and the two suezmax tankers. The Company has also drawn down $52.2 million for the pre-delivery financing of the LNG carrier and is in discussions with banks for its post-delivery financing. The LNG carrier is expected to be delivered in the second quarter of 2016, the aframaxes are expected to be delivered at various dates between the second quarter of 2016 and the third quarter of 2017, the LR1 panamax tankers in the third quarter of 2016, the suezmax DP2 shuttle tanker in the first quarter of 2017 and the two VLCC tankers in the second and fourth quarter of 2016, respectively.

Net cash used in financing activities was $52.6 million in the quarter ended September 30, 2015, compared to $49.5 million provided by financing activities, during the quarter ended September 30, 2014. In the third quarter of 2015, $65.8 million of new debt was drawn down for the pre-delivery financing of two aframax tankers ($10.2 million), two LR1 product carriers ($9.4 million) under construction and the drawn down of $46.2 million from the refinancing of two 2008-built aframaxes Socrates and Selecao. In addition, the amount of $69.7 million was prepaid as part of the refinancing program for debt approaching maturity amounting to $46.5 million and the prepayment of $23.2 million in total on two group loan facilities relating to the sale of the two vessels, the handysize tanker Delphi and the suezmax tanker Triathlon. Net cash provided by financing activities was $3.4 million in the nine months ended September 30, 2015, compared to $200.9 million during the nine months ended September 30, 2014. Payments of long term debt amounted to $26.5 million and $26.7 million for the third quarter of 2015 and 2014, respectively.

Total debt outstanding decreased from $1,404 million at the beginning of the third quarter of 2015 to $1,371 million at the end of the quarter. The debt to capital (equity plus debt) ratio was 49.9% at September 30, 2015 (or 43.7% on a net of cash basis). No new interest rate swaps have been arranged in the third quarter of 2015. Interest rate swap coverage on outstanding loans, including fixed interest loan coverage, at September 30, 2015, was approximately 26%.

Quarterly dividends of $0.06 per common share were paid on each of February 19, 2015, May 28, 2015 and September 10, 2015 amounting to $15.4 million, in total. On July 31, 2015, the Company declared another dividend of $0.06 per common share payable on December 15, 2015, to common shareholders of record on December 9, 2015. The dividend policy of the Company is to pay dividends on a quarterly basis. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

On January 30, 2015, April 30, 2015 and July 30, 2015, the Company paid dividends of $0.50 per share each, or $3.0 million in total, on its 8.00% Series B Preferred Shares and, on the same dates, the Company paid dividends of $0.5547 per share each or $3.3 million in total, on its 8.875% Series C Preferred Shares.

On April 22, 2015, the Company completed an offering of 3,400,000 of its 8.75% Series D perpetual preferred shares raising $81.8 million, net of underwriting commissions and related expenses. On August 28, 2015, the Company paid dividends of $0.7231 per share each or $2.5 million in total, on its 8.75% Series D Preferred Shares. Preferred share dividends on the Series D Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors.

The Company is currently in full compliance with all the original financial covenants contained within its loan agreements.

On December 8, 2015, the Company announced the resumption of the share repurchase program for its common and/or its preferred shares previously authorized by its Board of Directors. The Company has still available up to $20.0 million from its previously authorized program.